Exhibit 99.2

RELATIONSHIP AGREEMENT

Between

Koninklijke Philips N.V.

And

EXOR N.V.

Dated             13 August 2023

Contents

Clause			Page

1	DEFINITIONS AND CONSTRUCTION		5

2	TERMS OF RELATIONSHIP AND SUPPORT		5

3	PHILIPS SUPERVISORY BOARD COMPOSITION		5

	3.1	Appointment and dismissal	5

	3.2	Nomination of the Exor Nominee	5

	3.3	Conflict of interest	7

	3.4	Expiry of nomination right	8

	3.5	Resignation Exor Nominee	9

	3.6	Dismissal Exor Nominee	11

4	STANDSTILL		11

5	NON-COMPETE		12

6	LOCK-UP AND SELL DOWN		13

	6.1	General	13

	6.2	Lock-up period	13

	6.3	Post Lock-Up Sell Down	14

	6.4	Intragroup disposal of shares	16

7	PUBLIC COMMUNICATIONS		16

	7.1	Non-disparagement	16

	7.2	General communications	16

	7.3	Communication on Permitted Disposals	16

8	INFORMATION REQUIREMENTS		17

	8.1	Duty to disclose	17

	8.2	No selective disclosure	17

	8.3	Price sensitive information relating to the other party	17

	8.4	Periodical Information Meetings	18

	8.5	Interest disclosure	18

	8.6	Exor information rights	18

	8.7	Confidentiality	18

9	GENERAL RESTRICTIONS		19

	9.1	General	19

	9.2	Constitutional documents	20

10	DURATION AND TERMINATION		20

	10.1	Duration and termination	20

11	VALIDITY		21

	11.1	Signing	21

	11.2	Invalidity	21

12	ENTIRE AGREEMENT		21

13	AMENDMENTS AND WAIVERS		22

	13.1	Amendments and waivers	22

	13.2	No deemed waivers	22

	13.3	Further assurances	22

14	THIRD PARTY RIGHTS		22

15	RESCISSION, ERRORS AND SUSPENSION		22

	15.1	No rescission; errors	22

	15.2	No suspension	23

16	NO ASSIGNMENT		23

17	NOTICES		23

	17.1	Communications in writing	23

	17.2	Addresses	23

18	GOVERNING LAW AND DISPUTE RESOLUTION		23

	18.1	Governing law	23

	18.2	Dispute resolution	23

Schedules

RELATIONSHIP AGREEMENT

THIS AGREEMENT IS DATED 13 AUGUST 2023 AND MADE BETWEEN:

(1)

Koninklijke Philips N.V., a public limited liability company, incorporated under the laws of the Netherlands, with seat in Eindhoven, the Netherlands, and address at High Tech Campus 52, Eindhoven, the Netherlands and registered with the Dutch Trade Register under number 17001910 (“Philips”); and

(2)

EXOR N.V., a public limited liability company, incorporated under the laws of the Netherlands, with seat in Amsterdam, the Netherlands, and address at Gustav Mahlerplein 25 A, Amsterdam, The Netherlands and registered with the Dutch Trade Register under number 64236277 (“Exor”, together with Philips, the “Parties” and each a “Party”).

BACKGROUND:

(A)

Exor has bought fifteen percent (15%) of the issued and outstanding Ordinary Shares and the voting rights in respect thereof (“15% Threshold Stake”), with the possibility to further increase the amount of Ordinary Shares and the voting rights in respect thereof legally and/or beneficially held (“Interest”), but shall in any event cause its and its Affiliates combined Interest not to exceed twenty percent (20%) of the issued and outstanding Ordinary Shares and the voting rights in respect thereof (“20% Threshold Stake”).

(B)	The Parties acknowledge and agree that the relationship is intended to be mutually beneficial and long term.

(C)

Philips considers this investment from Exor to be beneficial to the overall long-term strategy, including but not limited to its plan to create long-term value with sustainable impact, as announced in January 2023.

(D)

In turn, Exor intends to support Philips’ strategy (including, but not limited to, its plan to create long-term value with sustainable impact, as announced in January 2023) and exercise its voting rights and other shareholder rights and powers to contribute to the long-term multi-stakeholder value creation of Philips and its enterprise.

(E)

The Parties wish to enter into this relationship agreement (this “Agreement”) to agree on certain arrangements relating to the governance of Philips and to manage the relationship between Philips and Exor as a shareholder of Philips, all in accordance with the laws and regulations applicable to Philips and Exor as companies listed on Euronext Amsterdam, a regulated market of Euronext Amsterdam N.V., and to Philips as a company listed on the New York Stock Exchange.

(F)	The Parties agree that this Agreement will be announced and published on the Signing Date and for as long as this Agreement is in effect.

THE PARTIES AGREE AS FOLLOWS:

1	DEFINITIONS AND CONSTRUCTION

The definitions and provisions of Schedule 1 (Definitions and interpretation) shall apply throughout this Agreement.

2	TERMS OF RELATIONSHIP AND SUPPORT

2.1.1

As soon as possible after the Signing Date and in any event prior to the opening of Euronext Amsterdam on the first trading day after the Signing Date, the Parties shall announce their relationship by way of the joint press release in the form attached as Schedule 2 (Press release).

3	PHILIPS SUPERVISORY BOARD COMPOSITION

3.1	Appointment and dismissal

3.1.1

The members of the supervisory board of Philips (the “Philips Supervisory Board” and the “Philips Supervisory Board Members”) shall be appointed, suspended and dismissed in accordance with the procedures set out in (i) the Articles of Association, (ii) the Rules of Procedure Supervisory Board, (iii) this Agreement, and (iv) applicable laws and regulations.

3.2	Nomination of the Exor Nominee

3.2.1

Notwithstanding Clause 3.1 (Appointment and dismissal), Exor shall have the right to nominate one (1) individual to serve as Philips Supervisory Board Member (the “Exor Nominee”) for appointment by the general meeting of shareholders of Philips (“General Meeting of Shareholders”), unless such nomination right has expired in accordance with Clause 3.4 (Expiry of nomination right).

3.2.2

For the purpose of Clause 3.2.1, Exor shall only nominate the Exor Nominee after consultation with the CGNS Committee and shall only nominate an individual who (i) has knowledge and experience encompassing one or more of the aspects included in the profile included in the Rules of Procedure Supervisory Board, (ii) does not hold a board position in an entity that undertakes activities that materially compete with the Philips business, (iii) is not subject to any material criminal, administrative or similar investigation by any authority or proceedings, and (iv) is eligible for appointment to the Philips Supervisory Board under Dutch law.

3.2.3

Philips shall amend the Philips Supervisory Board profile to reflect Exor’s nomination right as set out herein and to reflect that the Exor Nominee qualifies for the independence exception of principle 2.1.7(iii) of the Dutch Corporate Governance Code. Philips confirms that at the date of this Agreement, the composition of the Supervisory Board shall not restrict the nomination or appointment of the Exor Nominee in light of the diversity quorum of article 2:142b DCC.

3.2.4

Philips shall use its reasonable efforts to cause the Philips Supervisory Board to nominate the Exor Nominee in accordance with the Articles of Association for appointment as member to the Philips Supervisory Board in the next General Meeting of Shareholders after receiving Exor’s proposal.

3.2.5

Subject to compliance with applicable rules and regulations in relation to such nominations, if the Exor Nominee must be replaced, or its position is vacant for any reason, Exor may nominate a new Exor Nominee. Philips shall use reasonable efforts to cause the Philips Supervisory Board to nominate the Exor Nominee for appointment in accordance with Clause 3.2.4 and to determine that the relevant designated individual shall temporarily be allowed to attend Supervisory Board meetings until appointment by the General Meeting of Shareholders at the next General Meeting of Shareholders held after Exor has nominated a qualifying individual in writing to the Philips Supervisory Board.

3.2.6

If the General Meeting of Shareholders fails to appoint the Exor Nominee, Exor shall have the right to nominate one (1) other Exor Nominee in accordance with Clause 3.2.1, whereby clauses 3.2.2 through 3.2.5 shall apply mutatis mutandis.

3.2.7

If the General Meeting of Shareholders fails to appoint the Exor Nominee during the second General Meeting of Shareholders, the Parties shall discuss and identify a further nomination and the relevant process for appointment, provided that Exor shall be entitled to terminate this Agreement in accordance with Clause 10.1.1(a), provided that the run-off period in respect of Clauses 4.1.1 and 6 (except for Clauses 6.3.2(a) and 6.3.2(b)) will not apply in case no Exor Nominee has ever been appointed to Philips Supervisory Board in accordance with this Agreement.

3.3	Conflict of interest

3.3.1

Exor acknowledges and shall procure that the Exor Nominee shall, in fulfilling its role as member of the Philips Supervisory Board, solely be guided by the best interest of Philips and its business, taking into account the interests of all the Philips shareholders and stakeholders of the Philips Group, as also set out in the Dutch Corporate Governance Code.

3.3.2

Exor shall procure that the Exor Nominee shall abstain from participating in the deliberation and decision-making on any matter presented to the Philips Supervisory Board in which it has a conflict of interest, as set out in the Rules of Procedure Supervisory Board, including any transaction, arrangement or agreement between any member of the Philips Group and Exor or any of its Affiliates, or any of the legal entities referred to in article 1.10(2) of the Rules of Procedure Supervisory Board.

3.3.3	No conflict of interest shall be deemed to arise:

(a)	by the mere fact that Exor owns Ordinary Shares and the Exor Nominee is also involved in Exor or any of its Affiliates as official, director, shareholder or otherwise;

(b)	by the mere fact that the Exor Nominee disagrees with another member of the Philips Supervisory Board;

(c)	on matters that affect Philips shareholders generally or require a vote or discussion in the General Meeting of Shareholders; or

(d)	on the positioning of the Philips Supervisory Board in relation to potential takeover offers or activist campaigns (unless Exor is in breach of the Standstill (as defined below)).

3.3.4

In case the Exor Nominee votes against a proposal by Philips to the General Meeting of Shareholders (i) to change the composition of the Philips Board of Management (the “Philips BoM”) or the Philips Supervisory Board, or (ii) to significantly change the identity or nature of Philips or the enterprise affiliated with it, and Exor has informed Philips, subject to Clause 3.5 that Exor and/or its Affiliates intend to exercise their shareholder rights to vote against the proposal, then Philips can require the Exor Nominee to abstain from the further deliberations and decision-making on the matter until the vote of the General Meeting of Shareholders on the matter is completed.

3.4	Expiry of nomination right

3.4.1

Subject to Clauses 3.4.3 and 3.5, Exor shall no longer have the right to nominate the Exor Nominee pursuant to Clause 3.2.1, if Exor and its Affiliates combined Interest no longer equals or exceeds the 15% Threshold Stake and Exor and its Affiliates combined Interest has remained below the 15% Threshold Stake for six (6) consecutive months, as a result of (i) a Disposal of Ordinary Shares or (ii) a choice to receive cash dividend by Exor or its Affiliates.

3.4.2	The expiration of the right referred to in Clause 3.4.1 is definitive and Exor cannot remedy such expiration, unless agreed otherwise between Exor and Philips.

3.4.3

If Exor and its Affiliates combined Interest threatens to fall below the 15% Threshold Stake due to an issuance of new shares or rights to shares for a cash consideration or a consideration in kind (including in connection with M&A transactions), then Philips shall offer Exor to participate in such issuance pro rata up to a maximum number of Ordinary Shares to maintain the 15% Threshold Stake. In case Exor does not participate in such issuance in full and its and its Affiliates’ combined Interest is diluted by more than one-and-a-half percent (1.5%) of the issued and outstanding Ordinary Shares as a result of such issuance, Exor shall retain its right to nominate the Exor Nominee pursuant to Clause 3.2.1, provided that:

(a)

its and its Affiliates’ combined Interest equals or exceeds at least ten percent (10%) of the issued and outstanding Ordinary Shares and the voting rights in respect thereof (the “10% Temporary Threshold Stake”) following the issuance of Ordinary Shares in which Exor did not participate in full; and

(b)

Exor and its Affiliates shall use reasonable best efforts, including, but not limited to, electing any stock dividend or reinvesting any cash dividends in any stock of Philips, in order to obtain the 15% Threshold Stake within three (3) years after the aforementioned issuance of new shares or rights to shares, it being understood that if Exor and its Affiliates combined Interest falls below the 10% Temporary Threshold Stake at any time and has remained below the 10% Temporary Threshold Stake for six (6) consecutive months after the issuance in which Exor did not fully participate, Exor shall no longer have the right to nominate the Exor Nominee pursuant to Clause 3.2.1.

3.4.4

Exor shall inform the Philips Supervisory Board in writing within five (5) Business Days if Exor and its Affiliates combined Interest no longer reaches the 15% Threshold Stake. Exor shall provide Philips with sufficient information to confirm the exact date on which Exor and its Affiliates combined Interest failed to reach the 15% Threshold Stake.

3.4.5

If Exor and its Affiliates combined Interest again reaches the 15% Threshold Stake before the expiration referred to in Clause 3.4.1, it will inform Philips in writing within five (5) Business Days and shall provide Philips with sufficient information to confirm the exact date on which Exor and its Affiliates combined Interest again reached the 15% Threshold Stake.

3.5	Resignation Exor Nominee

3.5.1

In case Exor and/or its Affiliates intends to undertake any of the actions as set out below in Clauses 3.5.2(a), 3.5.2(b), 3.5.2(c) or 3.5.2(d), the Parties shall take the following actions in the following order with the aim of reaching an amicable solution prior to Exor and/or its Affiliates taking any such action:

(a)	first, Exor shall inform the chairman of the Philips Supervisory Board;

(b)	secondly, the Parties shall each designate one senior executive to, in good faith, discuss and to seek mutual understanding on how to deal with the relevant matter;

(c)	thirdly, if no mutual understanding can be reached by the relevant senior executives, the chairman of the Philips Supervisory Board and the CEO of Exor shall discuss the relevant matter.

3.5.2

In case the Parties have not reached an amicable solution pursuant to Clause 3.5.1 and Exor and/or its Affiliates have pursued any of the actions set out in Clauses 3.5.2(a), 3.5.2(b), 3.5.2(c) or 3.5.2(d) below, Clauses 3.5.3 through 3.5.5 will apply:

(a)

Exor and/or its Affiliates vote (i) in favour of a resolution that is not proposed or supported by the Philips Supervisory Board and that is not adopted by the General Meeting of Shareholders, or (ii) against a proposal that is proposed or supported by the Philips Supervisory Board and adopted by the General Meeting of Shareholders;

(b)

Exor and/or its Affiliates exercise any of their shareholder rights and powers attached to any Ordinary Shares held by Exor or its respective Affiliates, as the case may be, to request any items to be included on the agenda of the General Meeting of Shareholders within the meaning of article 2:114a DCC, without approval of the Philips Supervisory Board and that is not adopted by the General Meeting of Shareholders;

(c)	Exor and/or its Affiliates initiate legal proceedings against Philips including but not limited to proceedings at the Dutch Enterprise Chamber within the meaning of article 2:345 DCC; or

(d)	Exor and/or its Affiliates breach Clauses 4, 5, 6 or 7.1

3.5.3

For any action taken pursuant to Clauses 3.5.2(a) or 3.5.2(b) Philips and Exor shall reasonably discuss in good faith over at least a period of two (2) weeks after the General Meeting of Shareholders at which the relevant proposal is voted on, whether the Exor Nominee should resign from the Philips Supervisory Board, and after such discussions have taken place, the Supervisory Board shall decide whether the Exor Nominee should resign.

3.5.4

In case of Clauses 3.5.2(a) or 3.5.2(b), where the General Meeting of Shareholders follows the position or proposal (as the case may be) of Exor, Philips and Exor shall reasonably discuss in good faith whether the Exor Nominee should resign from the Philips Supervisory Board.

3.5.5

For any action taken pursuant to Clauses 3.5.2(c) or 3.5.2(d), unless such action or breach is reasonably capable of being remedied and has not been remedied by Exor and/or its Affiliates within forty-five (45) days after receipt of a written notice of such breach from Philips, Exor shall procure that the Exor Nominee shall resign immediately upon first request by the Philips Supervisory Board, unless the Philips Supervisory Board (excluding the Exor Nominee) decides that the resignation may take place later.

3.5.6

Notwithstanding Clauses 3.5.1 through 3.5.5, Exor shall procure that the Exor Nominee shall resign immediately upon first request by the Philips Supervisory Board, unless the Philips Supervisory Board (excluding the Exor Nominee) decides that the resignation may take place later in case:

(a)	Exor no longer has the right to nominate the Exor Nominee pursuant to Clause 3.4 (Expiry of nomination right); or

(b)	the Exor Nominee engages in gross negligence, wilful misconduct, fraud or maladministration (onbehoorlijk bestuur).

3.5.7

In case of a resignation of the Exor Nominee pursuant to Clauses 3.5.2 or 3.5.6(a), Exor shall no longer have the right to nominate an Exor Nominee in accordance with Clause 3.2, provided that a resignation pursuant to maladministration (onbehoorlijk bestuur) or gross negligence as set out in Clause 3.5.6(b) shall require the prior consent of Exor (not to be unreasonably withheld) and that a resignation pursuant to Clause 3.5.6(b) shall not affect the right of Exor to nominate a replacement on the terms of this Agreement for appointment at the next General Meeting of Shareholders.

3.6	Dismissal Exor Nominee

The Philips Supervisory Board shall not be permitted to propose a suspension or dismissal of the Exor Nominee to the General Meeting of Shareholders, unless:

(a)	in case of gross negligence, wilful misconduct, fraud, maladministration (onbehoorlijk bestuur); or

(b)	the Exor Nominee, whose resignation was to be procured by Exor under Clause 3.5 (Resignation Nominee), did not resign immediately after such obligation arose,

provided that a dismissal pursuant to maladministration (onbehoorlijk bestuur) or gross negligence as set out in Clause 3.6(a) shall require the prior consent of Exor (not to be unreasonably withheld) and that a dismissal pursuant to Clause 3.6(a) shall not affect the right of Exor to nominate a replacement on the terms of this Agreement for appointment at the same or next General Meeting of Shareholders, as indicated by Exor.

4	STANDSTILL

4.1.1

Exor shall not, and shall procure that its Affiliates and its other Representatives acting on its or any of its Affiliates’ behalf shall not, without the prior written consent of Philips, directly or indirectly:

(a)	Acquire more than the 20% Threshold Stake;

(b)	make or announce, or cause, assist, advise or coordinate with another Person to make or announce, a public offer for any Ordinary Shares that is not recommended by the Philips BoM;

(c)

offer, sell or tender their Ordinary Shares, in whole or in part, whether or not in the open market to any party, or parties acting together, that have made, have announced to make or are reasonably expected to make or partake in a public offer on the Ordinary Shares in accordance with Article 5:70 or 5:74 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) that is not recommended by the Philips BoM, unless such party, or such parties, have Acquired an Interest of more than fifty percent (50%) in Philips or more (not caused or assisted by any action of Exor or any of its Affiliates);

(d)

propose to enter into, directly or indirectly, any merger or business combination involving Philips or any of its Affiliates or to purchase, directly or indirectly, a material portion of the assets of Philips or any of its Affiliates;

(e)	take any short position in any securities issued by Philips, except (i) as permitted under Clause 6.2.1(a) through 6.2.1(c) or (ii) in connection with a Permitted Disposal;

(f)

act in concert with any hedge fund publicly engaged in any activist campaign against Philips at that point in time aimed at seeking control or influence over Philips’ Supervisory Board, the Philips’ BoM or policies; or

(g)	advise, assist or encourage any Person in connection with any of the foregoing.

(such obligations together, the “Standstill”).

4.1.2

If Philips intends to restructure its capital, in any way, as a result of which Exor would come to hold such a percentage of the Ordinary Shares that it would become obligated to make a Mandatory Offer, Philips shall inform Exor in writing at least thirty (30) Business Days before initiating such restructuring. In such case, Parties shall reasonably discuss in good faith to take such measures (including to participate in such restructuring, or to repurchase Exor’s Ordinary Shares if appropriate) as are required to avoid that Exor will have to make such Mandatory Offer.

4.1.3

In case of any share buy-back program initiated by Philips, Parties shall reasonably discuss in good faith for Exor or its Affiliates to participate in such share buy-back program to the extent required to avoid that Exor and its Affiliates combined Interest will exceed the 20% Threshold Stake.

4.1.4

If, for whatever other reason Exor and its Affiliates combined Interest exceeds the 20% Threshold Stake, Philips may request that Exor and/or its Affiliates will Dispose of the excess Ordinary Shares in an orderly market manner within forty (40) Business Days, unless a longer period is agreed upon with Philips, failing which Philips will have the right (but not the obligation) to repurchase the excess Ordinary Shares at the prevailing market price.

5	NON-COMPETE

For as long as Exor has a nomination right pursuant to Clause 3.2 (Nomination of the Exor Nominee), Exor shall not, and shall procure that its Affiliates and its other Representatives acting on its or any of its Affiliates’ behalf shall not, without the prior written consent of Philips, directly or indirectly, either alone or together with another Person, Acquire any shares or other (options to) securities of a Philips Competitor, exceeding two percent (2%) of such Competitor’s total issued share capital, provided that this restriction shall not apply to investments by or on behalf of the on arm’s length, independently managed, asset management company Lingotto.

6	LOCK-UP AND SELL DOWN

6.1	General

Notwithstanding any other provision in this Agreement:

(a)

Exor’s obligations in this Clause 6 will fall away with immediate effect when any third party has Acquired an Interest of fifty percent (50%) or more in Philips (not caused, assisted or supported by any action of Exor or any of its Affiliates in breach of this Agreement); and

(b)	the Lock-Up Period (as defined below) will fall away with immediate effect when Philips’ long term issuer credit rating is downgraded to below investment grade.

6.2	Lock-up period

6.2.1

Subject to Clause 4 (Standstill), Clause 5 (Non-compete) and Clause 6 (Lock-Up and Sell Down), during the period commencing on the Signing Date and ending three (3) years thereafter (both days inclusive) (the “Lock-Up Period”), Exor shall not, and shall procure that its Affiliates shall not, undertake any action that causes Exor and its Affiliates combined Interest to fall below the 15% Threshold Stake or, for the avoidance of doubt, exceed the 20% Threshold Stake (the “Lock-Up”), provided that nothing in this Clause 6 shall prevent:

(a)

the entry into, exercise of rights and performance of obligations under, or any transfer pursuant to, an agreement documenting, or relating to, the Permitted Derivatives Transaction or Permitted Securities Lending Transaction;

(b)

the grant of a pledge, charge or any other security interest over any Ordinary Shares or the assignment of any rights in relation to any Ordinary Shares (including the creation and exercise of a right of use on one or more occasions at any time) (a “Security Interest”) to or for the benefit of any Permitted Derivative Transaction Counterparty and/or any agent or trustee acting for any such counterparty; or

(c)

the sale, transfer or appropriation of any Ordinary Shares or exercise of any other enforcement rights pursuant to and following any enforcement of a Security Interest over, or in relation to, any Ordinary Shares granted by Exor to or for the benefit of any Permitted Derivative Transaction Counterparty.

6.3	Post Lock-Up Sell Down

6.3.1

Subject to Clause 4 (Standstill), and Clause 5 (Non-compete), and Clause 6 (Lock-Up and Sell Down) (for the avoidance of doubt, including Clause 6.2 (Lock-up period)), Exor and its Affiliates may Dispose all or part of their Ordinary Shares, whether or not in the open market (a “Permitted Disposal”). Notwithstanding the preceding sentence, Exor shall use reasonable best efforts to conduct (and shall procure that its Affiliates will use reasonable best efforts to conduct) any Permitted Disposal in an orderly market manner.

6.3.2

Any Permitted Disposal by Exor or any of its Affiliates (other than in regular stock market transactions in which Exor, nor its Affiliates, brokers or intermediaries acting on its behalf reasonably know the identity of the counterparty or have control over the settlement of the respective transaction) to the following parties requires prior written approval from Philips:

(a)	Philips Competitors;

(b)	activist parties:

(i)	publicly acting at that point in time as an activist vis-à-vis Philips; or

(ii)	other activist parties with a track-record of shareholder activism, as regularly determined by Philips and Exor jointly, each acting in good faith;

(c)	investors that as a result of the Permitted Disposal would come to legally or beneficially hold five percent (5%) or more of the issued and outstanding Ordinary Shares; and

(d)	investors that as a result of the Permitted Disposal would become required to make a Mandatory Offer.

6.3.3

In case of an intended Permitted Disposal by Exor and its Affiliates of more than three percent (3%) over a one-month period of the issued and outstanding Ordinary Shares in Philips, Exor will, to the extent allowed by applicable laws and regulations, consult with Philips as soon as reasonably possible about the (intended) Permitted Disposal and, if applicable, the intended bookrunner(s) to be appointed.

6.3.4

Philips shall reasonably cooperate with Exor in good faith in connection with any Permitted Disposal by Exor and its Affiliates of more than three percent (3%) of the issued and outstanding Ordinary Shares in Philips, including, but not limited to (i) providing access to information required for a due diligence which is appropriate for a company of the size and nature of Philips and which is customary and market practice for similar transactions, (ii) providing cooperation and assistance in connection with the preparation of a prospectus or a similar offering document required under applicable law to consummate such Permitted Disposal, (iii) providing cooperation and assistance with requests from the underwriters or advisers involved in the Permitted Disposal, including for management involvement in a Marketed Offering that is being carried out in order to consummate such Permitted Disposal or being a party to an underwriting agreement in connection with a Marketed Offering on terms that are customary and market practice for similar transactions, including indemnification provisions, it being understood that nothing in this Clause 6.3.4, implies an obligation on the part of Philips to apply for a (secondary) listing of the Ordinary Shares and (b) Philips will be under no obligation to share inside information (as defined by the MAR) relating to Philips in respect of the foregoing except to the extent allowed under the MAR. Furthermore, Philips may delay its compliance with its obligations under this Clause 6.3.4, if Philips determines in good faith that such compliance would violate applicable law, stock exchange requirements or Philips’ insider trading policy.

6.3.5

The Parties will maintain an ongoing dialogue with Philips regarding investors who potentially could be interested in acquiring the Ordinary Shares held by Exor and/or its Affiliates, provided that Exor will be under no obligation to share inside information (as defined by the MAR) with Philips in this respect.

6.3.6

The Parties acknowledge and agree that the obligation of Philips to reasonably cooperate in good faith with due diligence under Clause 6.3.4 includes but is not limited to (i) management interviews, (ii) a review of the minutes of meetings of the Philips BoM and the Philips Supervisory Board and (iii) a limited documentary review relating to major litigation, acquisitions and disposals.

6.3.7

Each Party will bear its own fees and expenses in connection with a Permitted Proposal, provided that any fees and expenses incurred by Philips in connection with the preparation of such Permitted Disposal as a direct result of a request by Exor to co-operate with such Permitted Disposal will be borne by Exor, it being understood that if the Permitted Disposal also includes the issue or sale of Ordinary Shares by Philips, Exor and Philips will each bear its pro rata share of such fees and external expenses based on the number of Ordinary Shares actually issued or sold by them in such Permitted Disposal.

6.3.8

In case of an Accelerated Bookbuilding Offering or a Marketed Offering, Exor will give Philips the opportunity to provide suggestions on the execution thereof including the allocation of placement of Ordinary Shares, provided that the final allocations will be decided between Exor and its banks.

6.4	Intragroup disposal of shares

The Parties acknowledge that Exor may at any time Dispose its (directly or indirectly held) Ordinary Shares to a Permitted Exor Transferee, provided that (i) the Permitted Exor Transferee first becomes a party to this Agreement by signing a Deed of Adherence and (ii) Exor remains jointly and severally liable with such Permitted Exor Transferee for all obligations under this Agreement. If the Permitted Exor Transferee is at any time no longer an Affiliate of Exor, the Ordinary Shares shall be transferred back to Exor or such other Permitted Exor Transferee of Exor in compliance with this Clause 6.4.

7	PUBLIC COMMUNICATIONS

7.1	Non-disparagement

Each Party shall refrain from making, and shall cause its Affiliates and its and their respective Representatives not to make or cause to be made, any false or bad faith statement or announcement (including through any press, media, analysts or other Persons) that derogates or is reasonably likely to damage the reputation of the other Party and any of its Affiliates, or any of its or their respective current or former Representatives.

7.2	General communications

Any communication about Philips by Exor and/or its Affiliates, including any filings with the SEC (e.g., Schedule 13D and/or 13G) upon and after obtaining the 15% Threshold Stake, shall be made only after consultation with Philips. Such consultation shall not be required for any communication:

(a)	which is in line with communication arrangements pre-agreed between the Parties, if any;

(b)	which is in the ordinary course of business of investor communication; or

(c)	confirming facts or information that are already in the public domain other than as a result of a breach of this Agreement.

7.3	Communication on Permitted Disposals

7.3.1

In view of the necessity of a clear and coordinated communication regarding any Permitted Disposal, public communications by either Party with respect to a Permitted Disposal will be made only in accordance with applicable law and after consultation with the other Party regarding the contents of such communication, to the extent reasonably practicable and subject to Clause 8 (Information Requirements). Such consultation shall not be required for any communication:

(a)	which is in line with communication arrangements pre-agreed between the Parties, if any;

(b)	which is in the ordinary course of business of investor communication and not disclosing specific information on an actual Permitted Disposal; or

(c)	confirming facts or information that are already in the public domain other than as a result of a breach of this Agreement.

7.3.2

Each Party shall ensure that any communication by it relating to a Permitted Disposal will not result in violations of securities laws or inconsistencies with any prospectus or similar offering document regarding such Permitted Disposal.

8	INFORMATION REQUIREMENTS

8.1	Duty to disclose

Nothing in this Agreement shall prohibit or restrict either Party from disclosing (in accordance with article 17 MAR or such other laws, or applicable rules or regulations, including the rules and regulations of any relevant stock exchange or other regulatory body (including the AFM and the SEC) to which either Party is or becomes subject) any inside information, as defined in the MAR, if and when such disclosure is in the reasonable opinion of such Party required and cannot or can no longer be delayed under applicable law or by any rules or regulations (including the rules and regulations of any relevant stock exchange or other regulatory body such as the AFM and the SEC).

8.2	No selective disclosure

Nothing in this Agreement will require a providing Party to disclose inside information, as defined in the MAR, to the receiving Party to the extent that such disclosure without general publication would violate applicable law. The Parties confirm their view, which view is based on the current interpretation of the relevant courts of applicable laws pertaining to inside information and the disclosure thereof, that to the extent that the information a Party discloses to another Party pursuant to this Agreement qualifies as inside information, this disclosure is made in the normal course of the exercise of that Party’s duties, within the meaning of article 10(1) MAR.

8.3	Price sensitive information relating to the other party

8.3.1

The Parties acknowledge that each Party is subject to certain duties under the MAR and that Philips is also subject to certain duties under US federal securities laws and the rules of the New York Stock Exchange, and that such laws and rules may impose duties and restrictions as to the timely publication and/or use of inside information or other material information.

8.3.2

Each Party acknowledges that any disclosure of price sensitive information (voorwetenschap), as defined in the MAR, relating to such Party and/or its shares could also qualify as price sensitive information in relation to the other Party and/or its shares.

8.4	Periodical Information Meetings

Subject to applicable rules and regulations, including Philips’ investor relations policy, Philips shall undertake that Exor shall have the opportunity to meet with Philips’ investor relations team, the Philips BoM and chairman of the Philips Supervisory Board on a regular basis.

8.5	Interest disclosure

Philips may at any time reasonably request Exor to inform Philips how many Ordinary Shares Exor and its Affiliates legally or beneficially hold. Upon such request, Exor shall inform Philips as requested in writing within fifteen (15) Business Days.

8.6	Exor information rights

8.6.1	To the extent permitted under applicable law and regulation (including the MAR), Philips shall supply Exor with all such information reasonably required by Exor:

(a)	to complete any tax return or other filing which may be required by law or regulation;

(b)	for any audit or regulatory reason; or

(c)	to meet its financial reporting requirements.

8.7	Confidentiality

8.7.1

Subject to Clause 8.7.2, each Party shall keep confidential all non-public information provided to it by the other Party or otherwise obtained by it under or in connection with this Agreement regarding the business and financial affairs of the other Party or any of its Affiliates (“Confidential Information”).

8.7.2	Each Party shall be entitled to disclose Confidential Information:

(a)

to any of its officers, employees, auditors, bankers or professional advisers, whose position makes it necessary to know that information in order to assist that Party, as applicable; provided that the recipient thereof agrees to be bound by the same duty of confidentiality as applies to the disclosing Party and that such Party shall be responsible for any breach of confidentiality by such recipient;

(b)

in respect of Exor or the Exor Nominee, to any of its respective direct or indirect Affiliates and its respective officers, employees, auditors, bankers or professional advisers, in any event only if and when it is necessary that such party or person receives that information to assist Exor in relation to its shareholding in Philips provided that the recipient thereof agrees to be bound by the same duty of confidentiality as applies to the disclosing Party and that the disclosing Party shall be responsible for any breach of confidentiality by such recipient;

(c)

if such information has ceased to be Confidential Information as a result of having become public without breach of this Agreement or any other duty of confidentiality relating to that information of which the relevant Party was aware;

(d)

as may be required by law, rules or regulations or by any relevant securities exchange or governmental authority, regulatory body or antitrust authority to which that Party is subject (wherever situated), including information required to be disclosed in any shareholder circular, or for tax, financial reporting, audit or accounting purposes, whether or not the requirement for disclosure of such information has the force of law;

(e)	as may be required for the purpose of any arbitral or judicial proceedings arising out of this Agreement or the related agreements; or

(f)	with the written consent of the other Party.

9	GENERAL RESTRICTIONS

9.1	General

9.1.1	Exor shall, and shall procure that its Affiliates shall, not take any action that would have the effect of preventing the Philips Group from:

(a)	complying with their obligations under applicable laws and regulations; or

(b)	managing their affairs in accordance with the principles of good governance set out in the Dutch Corporate Governance Code (save as disclosed by Philips).

9.1.2

Exor shall, and shall procure that its Affiliates shall, not exercise any of its voting rights or other shareholder rights and powers attached to any Ordinary Shares held by Exor or its Affiliates, as the case may be, in a way that would be inconsistent with, or breach any of the provisions of this Agreement, applicable laws and regulations (including related to insider trading) or the Dutch Corporate Governance Code (including applicable deviations).

9.1.3

Other than the obligations set out in Clause 9.1.1 and 9.1.2, no limitations shall apply to Exor and its Affiliates in exercising their voting rights or other shareholder rights and powers attached to any Ordinary Shares held by Exor or its respective Affiliates, as the case may be.

9.2	Constitutional documents

Philips and Exor shall procure that the Philips BoM and the Philips Supervisory Board shall not propose, implement or approve any amendment to (i) the Articles of Association and (ii) the Rules of Procedure Supervisory Board, if such amendment would be contradictory to the arrangements set forth in this Agreement.

10	DURATION AND TERMINATION

10.1	Duration and termination

10.1.1	This Agreement shall enter into force on the date hereof and terminate automatically upon the occurrence of the earlier of:

(a)

Exor no longer having the right to nominate the Exor Nominee pursuant to Clause 3.4 (Expiry of nomination right), the Exor Nominee ceasing to be a member of the Philips Supervisory Board, without Exor having nominated a replacement within eight (8) weeks (if applicable), or no Exor Nominee has been appointed pursuant to and subject to Clause 3.2.7, provided that in each of these events Clause 4.1.1 will continue to apply for a period of eighteen (18) months, the Lock-Up (as set out in Clause 6.2) will continue to apply until the earlier of (i) the expiry of the Lock-Up Period and (ii) a period of six (6) months and the other provisions of Clause 6 shall continue to apply for a period of twelve (12) months;

(b)	a Party becoming subject to bankruptcy or suspension of payments;

(c)	the Ordinary Shares ceasing to be admitted to listing on the regulated market of Euronext Amsterdam; or

(d)

the dissolution or liquidation of a Party, provided that if a Party ceases to exist as a result of a merger, demerger, conversion, or other similar corporate transaction, such Party’s legal successor shall be deemed to have become a party to this Agreement in such Party’s place and this Agreement shall not terminate, provided that this Clause 10, Clause 11.2 and Clauses 12 up to and including 18 shall survive termination of this Agreement.

10.1.2	Except as provided in Clause 10.1.1, this Agreement may only be terminated by mutual agreement of the Parties in writing.

11	VALIDITY

11.1	Signing

11.1.1	This Agreement does not have any legal effect until each Party has validly signed this Agreement.

11.1.2	If this Agreement is signed in counterparts, these counterparts will count as one agreement.

11.2	Invalidity

11.2.1	In this Clause 11.2 “enforceable” includes legal, valid and binding (and derivative terms are to be construed accordingly).

11.2.2	If any provision in this Agreement is held to be or becomes unenforceable (in each case either in its entirety or in part) under any law of any jurisdiction:

(a)

that provision will to the extent of its unenforceability be deemed not to form part of this Agreement but, subject to the restrictions of article 3:41 of the Dutch Civil Code, the enforceability of the remainder of this Agreement will not be affected; and

(b)	the Parties shall use reasonable efforts to agree a replacement provision that is enforceable to achieve so far as possible the intended effect of the unenforceable provision.

12	ENTIRE AGREEMENT

This Agreement contains the entire agreement of the Parties in relation to its subject matter. All previous agreements and arrangements made by the Parties in relation to that subject matter are hereby terminated.

13	AMENDMENTS AND WAIVERS

13.1	Amendments and waivers

This Agreement may not be amended, supplemented or waived except by a written agreement between the Parties.

13.2	No deemed waivers

No failure to exercise, nor any delay in exercising, by a Party, any right or remedy under this Agreement will operate as a waiver. No single or partial exercise of any right or remedy will prevent any further or other exercise or the exercise of any other right or remedy.

13.3	Further assurances

The Parties shall at their own costs and expenses from time to time execute and procure to be executed such documents and perform and procure to be performed such acts as may be reasonable required by each of them to give the Parties the full benefit of this Agreement.

14	THIRD PARTY RIGHTS

Except where this Agreement expressly provides otherwise:

(a)	it contains no stipulations for the benefit of a third party (derdenbedingen) which may be invoked by a third party against a Party; and

(b)

where this Agreement contains a stipulation for the benefit of a third party, this Agreement (including the relevant third party’s rights under this Agreement) may be terminated, amended, supplemented or waived (in each case either in its entirety or in part) without that third party’s consent.

15	RESCISSION, ERRORS AND SUSPENSION

15.1	No rescission; errors

15.1.1	No Party may fully or partly rescind (ontbinden) this Agreement.

15.1.2	If a Party has made an error (heeft gedwaald) in relation to this Agreement, it shall bear the risk of that error.

15.2	No suspension

No Party may suspend (opschorten) performance of its obligations under or in connection with this Agreement on whatever grounds.

16	NO ASSIGNMENT

No Party may fully or partly assign or encumber rights and obligations under this Agreement without the other Party’s prior written consent. Without this consent, no assignment or encumbrance is effected.

17	NOTICES

17.1	Communications in writing

Any communication to be made under or in connection with this Agreement must be made in writing and sent by regular mail or e-mail.

17.2	Addresses

The address and e-mail addresses (and the department of the officer, if any, for whose attention the communication is made) of each Party for any communication to be made under or in connection with this Agreement are any substitute address or department or officer as the Party may notify to the other Party by not less than five (5) days’ notice.

18	GOVERNING LAW AND DISPUTE RESOLUTION

18.1	Governing law

This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

18.2	Dispute resolution

18.2.1

Any dispute arising out of, or in connection with, this Agreement or other agreements and arrangements connected to or resulting from this Agreement, whether contractual or non-contractual, shall be submitted to the CEOs of Exor and Philips from time to time to be settled and resolved by them within twenty (20) Business Days of the matter being referred to them, following and upon the written request of either of the Parties.

18.2.2

If the dispute cannot be resolved by the CEOs of Exor and Philips within twenty (20) Business Days of the matter being referred to them in accordance with Clause 18.2.1, the Parties shall refer the dispute to proceedings under the rules of arbitration of the Netherlands Arbitration Institute (Nederlands Arbitrage

Instituut) (“NAI”, unless it concerns an urgent matter as referred to in Section 254 of the Dutch Code of Civil Procedure, in which case the dispute will be finally resolved in accordance with the Dutch Code of Civil Procedure. The place of arbitration will be in Amsterdam, the Netherlands. The language of arbitration will be in English.

18.2.3	The arbitral tribunal will consist of three (3) arbitrators to be nominated and/or appointed as follows:

(a)

The claimant Party shall nominate one arbitrator in its request for arbitration, and the respondent Party shall nominate one arbitrator in its answer. If a Party fails to nominate an arbitrator, the relevant arbitrator will be appointed by the NAI;

(b)

The third arbitrator will act as chairman of the arbitral tribunal. The third arbitrator will be nominated jointly by the two arbitrators referred to in paragraph (a) above within 30 days of the date of the last of their confirmations and/or appointments. If these two arbitrators fail to nominate jointly the third arbitrator, that arbitrator will be appointed by the NAI.

18.2.4

The arbitral tribunal shall decide and make its arbitral award or awards in accordance with the applicable rules of law. The arbitral tribunal shall not assume the powers of an amiable compositeur or decide ex aequo et bono.

18.2.5

An arbitration pursuant to this Clause 18.2 shall not be consolidated with any other arbitration, whether on the basis of article 1046 of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering) or otherwise, except for another arbitration pursuant to this Clause 18.2.

18.2.6

The Parties shall not be entitled to any form of discovery or disclosure, and the arbitral tribunal shall have no power to order discovery or disclosure of (a) documentary evidence, (b) oral testimony, or (c) any other materials.

18.2.7	Severability

If any provision of this Agreement is held by any court or other competent authority to be void or unenforceable in whole or in part, the other provisions of this Agreement and the remainder of the effective provisions will continue to be valid. The Parties will then use all reasonable endeavours to replace the invalid or unenforceable provision(s) with a valid and enforceable substitute provision(s) the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision(s).

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

Koninklijke Philips N.V.

/s/ R.W.O Jakobs	/s/ F. Sijbesma
By: R.W.O Jakobs	By: F. Sijbesma
Title: CEO	Title: Chairman of the Supervisory Board

EXOR N.V.

/s/ G. de Boer
By: G. de Boer
Title: CFO

Schedule 1 Definitions and interpretation

1	Definitions

“10% Temporary Threshold Stake” has the meaning given to it in Clause 3.4.3;

“15% Threshold Stake” has the meaning given to it in Recital (A);

“20% Threshold Stake” has the meaning given to it in Recital (A);

“Accelerated Bookbuilding Offering” means an offering of Ordinary Shares for which the risk has not been transferred to a third party (such as in a Bought Deal);

“Acquire” means the act or process of obtaining, directly or indirectly, (economic) ownership, possession, or control including lending or holding for another Person;

“Affiliates” means, in respect of a Party, a Person which is Controlling or Controlled by such Party, or Controlled by a Person who also Controls such Party, or which otherwise qualifies as a “subsidiary” or “group company” of that Party as referred to in articles 2:24a and 2:24b Dutch Civil Code (Burgerlijk Wetboek); for the avoidance of doubt, for purposes of this Agreement, Philips and its Affiliates shall not be considered to be Affiliates of Exor and vice versa;

“AFM” means Stichting Autoriteit Financiële Markten;

“Agreement” has the meaning given to it in Recital (A);

“Articles of Association” means the articles of association of Philips, as amended from time to time;

“Bought Deal” means a sale and transfer of Ordinary Shares in which an investment bank or other third party is taking a risk position other than taking a settlement risk;

“Business Day” mean a day (other than a Saturday or a Sunday) on which banks are open for general business in the Netherlands;

“CGNS Committee” means the Corporate Governance and Nomination & Selection Committee of the Philips Supervisory Board;

“Clause” means a clause of this Agreement;

“Confidential Information” has the meaning given in Clause 8.7.1;

“Control” means the possession, directly or indirectly, solely or jointly, whether through ownership of voting interests, by contract or otherwise, of (a) more than 50% of the voting power at general meetings of a Person, (b) the power to appoint and dismiss a majority of the managing directors or supervisory directors of a Person or (c) the power to otherwise direct or cause the direction of the management and policies of a Person, and “Controlling” and “Controlled” shall be construed accordingly;

“DCC” means the Dutch Civil Code;

“Deed of Adherence” as attached as Schedule 3 (Deed of Adherence);

“Disposal” or “Dispose” means (i) to directly or indirectly, sell, transfer, assign or otherwise dispose of any legal or beneficial interest in any Ordinary Share and the voting rights in respect thereof, (ii) to directly or indirectly grant any Encumbrance over any Ordinary Share or (iii) any arrangement, structuring device or other transaction having a similar economic or legal effect to the transactions referred to under (i) and (ii), it being understood that a Disposal of Ordinary Shares to a legal successor under universal title shall not be considered a Disposal, and where “Encumbrance” means any security interest, claim, lien, charge, pledge, or other restriction that creates or may create a security interest over the Ordinary Shares;

“Dutch Corporate Governance Code” means the Dutch Corporate Governance Code of 20 December 2022;

“Exor” has the meaning given in the preamble of this Agreement;

“Exor Nominee” has the meaning given in Clause 3.2.1;

“General Meeting of Shareholders” has the meaning given to it in Clause 3.2.1;

“Interest” has the meaning given to it in Recital (A);

“Lock-Up” has the meaning given to it in Clause 6.2.1;

“Lock-Up Period” has the meaning given to it in Clause 6.2.1;

“Mandatory Offer” means a mandatory public offer for Philips in accordance with Articles 5:70 and 72(1) of the Financial Supervision Act (Wet op het financieel toezicht);

“MAR” means Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation);

“Marketed Offering” means an offering of Philips securities which entails Philips’ involvement in the form of a management road show and/or the preparation of a prospectus, registration statement or similar offering document;

“NAI” has the meaning given to it in Clause 18.2.1;

“Ordinary Shares” means the ordinary shares in the share capital of Philips;

“Parties” or “Party” has the meaning given to it in the preamble of this Agreement;

“Permitted Derivative Transaction” means the financial instrument entered into by Exor on or around the date of this Agreement to facilitate the purchase of Ordinary Shares by Exor to increase its shareholding to the initial 15% Threshold Stake, which may provide price protection in relation to such purchase and which has a final maturity date falling not more than 18 months following the date of this Agreement;

“Permitted Derivative Transaction Counterparty” means any party to a Permitted Derivative Transaction;

“Permitted Disposal” has the meaning given in Clause 6.3.1;

“Permitted Exor Transferee” means Exor Nederland N.V., Exor S.A., Ancom USA Inc, Exor SN LLC, and Exor Investments Limited, as well as any other Person that Exor notifies to Philips and is Controlled by Exor;

“Permitted Securities Lending Transaction” means any stock borrowing or lending, or repurchase or collateral arrangement or right of use relating to Ordinary Shares created pursuant to or in accordance with the terms of a Permitted Derivative Transaction or Security Interest to facilitate the transfer of Ordinary Shares to the Permitted Derivative Transaction Counterparty for the purposes of facilitating the hedging activities of the Permitted Derivative Transaction Counterparty to prevent the termination of the Permitted Derivative Transaction and under which Exor has a right to receive equivalent Ordinary Shares at or prior to maturity of the relevant Permitted Derivative Transaction;

“Person” means any individual, company, legal entity, partnership or unincorporated association, whether or not having separate legal personality;

“Philips BoM” has the meaning given to it in Clause 3.3.4;

“Philips Competitor” means any party identified between the Parties at the date hereof, provided that the list of Philips Competitors can be updated in good faith between the Parties every two years following the date of this Agreement and that Clause 5 shall not apply to investments held by Exor or its Affiliates in a party at the date that such party is qualified as a Philips Competitor;

“Philips Group” means Philips and its Affiliates;

“Philips Shareholder” means any Person holding any Ordinary Shares;

“Philips Supervisory Board Member” has the meaning given to it in Clause 3.2.1;

“Philips Supervisory Board” has the meaning given to it in Clause 3.2.1;

“Philips” has the meaning given in the preamble of this Agreement;

“Representatives” means, in respect of a Party, its Affiliates as well as the directors, officers, employees, agents and professional advisers (including lawyers, accountants, consultants and financial advisers) of such Party or any of its Affiliates;

“Rules of Procedure Philips Supervisory Board” means the rules of procedure of the Philips Supervisory Board, as amended from time to time;

“Schedule” means a schedule to this Agreement;

“SEC” means the United States’ Securities and Exchange Commission;

“Security Interest” has the meaning given to it in Clause 6.2.1(b);

“Signing Date” means the date on which the Agreement is duly signed by all Parties;

“Standstill” has the meaning given to it in Clause 4.1.1;

2	Headings and references to Clauses and Schedules

2.1	Headings have been inserted for convenience of reference only and do not affect the interpretation of any of the provisions of this Agreement.

2.2	A reference in this Agreement to:

(a)	a Clause is to the relevant clause of this Agreement; and

(b)	a Schedule is to the relevant schedule to this Agreement.

3	Legal terms

In respect of any jurisdiction other than the Netherlands, a reference to any Dutch legal term shall be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction.

4	Other references

4.1	Whenever used in this Agreement, the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

4.2	Whenever used in this Agreement, the words “as of” shall be deemed to include the day or moment in time specified thereafter.

4.3	Any reference in this Agreement to any gender shall include all genders, and words importing the singular shall include the plural and vice versa.

Schedule 2 Press release

[Attached separately]

Schedule 3 Deed of Adherence

THIS DEED is made on [•]

BETWEEN:

(1)	[•] (the “New Shareholder”); and

(2)	[[•] (the “Original Shareholder”)].

(3)	[•] (the “Company”).

WHEREAS:

(A)	The Company and the Original Shareholder at the date of this deed of adherence are parties to a relationship agreement dated [•] (the “Agreement”;)

(B)	The Original Shareholder intends to transfer the Agreement to the New Shareholder

(C)	This Deed is made by the New Shareholder in compliance with Clause [•] of the Agreement.

IT IS AGREED as follows:

1.	The New Shareholder confirms that it has been supplied with a copy of the Agreement.

2.

The New Shareholder undertakes to the each of the parties to the Agreement to be bound by the Agreement in all respects as if the New Shareholder was a Party to the Agreement and named in it as Exor and to observe and perform all the provisions and obligations of the Agreement applicable to or binding on Exor under the Agreement insofar as they fall to be observed or performed on or after the date of this Deed.

3.

This Deed is made for the benefit of (a) the Parties to the Agreement and (b) every other person who after the date of the Agreement (and whether before or after the execution of this deed) assumes any rights or obligations under the Agreement or adheres to it.

4.	The contact details of the New Shareholder are as follows:

Attn:
E-mail:
Address:
With copy to:

5.

This Deed shall be governed by and construed in accordance with the laws of the Netherlands. Any dispute arising out of, or in connection with, this Deed shall be resolved in accordance with the provisions of the Agreement.

IN WITNESS WHEREOF this Deed has been executed and has been delivered on the date which appears on the first page of this Deed.

[New Shareholder]

By:
Its:

The Company

By:
Its: